UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2002

Mad Catz Interactive Incorporated
(Registrant’s name)

141 Adelaide Street West, Suite 400, Toronto, Ontario M5H 3L5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

MAD CATZ INTERACTIVE INCORPORATED

By:	/s/ ANDREW SCHMIDT
Andrew Schmidt Chief Financial Officer

Date: October 2, 2002

Mad Catz Inventory Levels Sufficient to Meet Customer Demand Despite West Coast Port Closures

SAN DIEGO, Oct 1, 2002 (BUSINESS WIRE) — Mad Catz Interactive, Inc. (AMEX/TSE: MCZ), a leading manufacturer of video game accessories, today announced that it had increased inventory levels at its California warehouse to address near-term retailer demand, in light of West Coast port closures.

About Mad Catz Interactive, Inc.

Mad Catz Interactive, Inc., (www.madcatz.com), designs, develops, manufactures and markets a full range of accessories for video game consoles. Mad Catz is a worldwide leader of innovative peripherals in the interactive entertainment industry. Headquartered in San Diego, California, Mad Catz has offices in the U.K. and Asia, as well as distributors in Canada, Europe and Australia.

This press release contains forward-looking statements about the Company’s business prospects that involve substantial risks and uncertainties. The Company assumes no obligation to update the forward-looking statements contained in this press release as a result of new information or future events or developments. You can identify these statements by the fact that they use words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Among the factors that could cause actual results to differ materially are the following: the ability to maintain or renew the Company’s licenses; competitive developments affecting our current products; first party price reductions; the ability to successfully market both new and existing products domestically and internationally; difficulties or delays in manufacturing; market and general economic conditions. A further list and description of these risks, uncertainties and other matters can be found in the Company’s reports filed with the Securities and Exchange Commission.

CONTACT:

Mad Catz, Inc.
Darren Richardson, 619/258-6920 X341
drichardson@madcatz.com

or

Jaffoni & Collins Incorporated
Jennifer Colbert, Nathan Ellingson
212/835-8500
mcz@jcir.com

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